                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          STRATUS SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   863170 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Artisan (UK) plc
                                   Dean House
                                 Sovereign Court
                              Ermine Business Park
                  Huntington, Cambridgeshire PE29 6XU, England
                             Attention: Stephen Dean
                                +44 148 043 6666
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


   If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

   NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 60 Pages)

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------------------- ----------- --------------------------------
      CUSIP No. 863170 10 6            13D           Page 2 of 60 Pages
---------------------------------- ----------- --------------------------------

-------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                ARTISAN (UK) PLC
-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
-------------------------------------------------------------------------------

   3      SEC USE ONLY


-------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                OO
-------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                           |_|
-------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                ENGLAND AND WALES
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 SEE ITEM 5 OF ATTACHED SCHEDULE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SOLE VOTING POWER
                                    SEE ITEM 5 OF ATTACHED SCHEDULE
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    SEE ITEM 5 OF ATTACHED SCHEDULE
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                SEE ITEM 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            |_|
-------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      SEE ITEM 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                CO
-------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------- ----------- --------------------------------

      CUSIP No. 863170 10 6            13D           Page 3 of 60 Pages
---------------------------------- ----------- --------------------------------

-------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                ARTISAN.COM LIMITED
-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------

   3      SEC USE ONLY


-------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                WC
-------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                            |_|
-------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                ENGLAND AND WALES
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 SEE ITEM 5 OF ATTACHED SCHEDULE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SOLE VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    SEE ITEM 5 OF ATTACHED SCHEDULE
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                SEE ITEM 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
-------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      SEE ITEM 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                CO
-------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------- ----------- --------------------------------

      CUSIP No. 863170 10 6            13D           Page 4 of 60 Pages
---------------------------------- ----------- --------------------------------

-------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                GRIFFIN SECURITIES, INC.
-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------

   3      SEC USE ONLY


-------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                OO
-------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                            |_|
-------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 SEE ITEM 5 OF ATTACHED SCHEDULE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    SEE ITEM 5 OF ATTACHED SCHEDULE
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                SEE ITEM 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
-------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      SEE ITEM 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                CO
-------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------- ----------- --------------------------------
      CUSIP No. 863170 10 6            13D           Page 5 of 60 Pages
---------------------------------- ----------- --------------------------------

-------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                STEPHEN DEAN
-------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
-------------------------------------------------------------------------------

   3      SEC USE ONLY


-------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                OO
-------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                            |_|
-------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED KINGDOM
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
-------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
-------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Information given in response to each Item of this Statement shall be deemed incorporated by reference in all other Items in this Statement.

ITEM 1.           SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Stratus Services Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 550 Craig Road, Suite 201, Manalapan, New Jersey 07726.

ITEM 2.           IDENTITY AND BACKGROUND.

      (a) This Statement is being filed by (i) Artisan (UK) plc, a corporation organized under the laws of England and Wales ("Artisan"), (ii) Artisan.com Limited, a corporation organized under the laws of England and Wales and a wholly-owned direct subsidiary of Artisan ("Artisan.com"), (iii) Griffin Securities, Inc., a corporation organized under the laws of New York ("Griffin"), and (iv) Stephen Dean (collectively with Artisan, Artisan.com and Griffin, the "Reporting Persons").

            Stephen Dean is the Chairman and a significant shareholder of Artisan and Cater Barnard plc, which indirectly owns approximately 36% of Griffin. In addition, Mr. Dean is a director of Griffin. Mr. Dean may be deemed to beneficially own more than 5% of the outstanding Common Stock as a result of such relationships.

            Attached hereto as Annex A is the name of (i) each executive officer and director of each Reporting Person, (ii) each person controlling each Reporting Person and (iii) each executive officer and director of any corporation or other person ultimately in control of each Reporting Person (each such person, a "Controlling Person"). Annex A is incorporated into and made a part of this Statement.

      (b) The address of Artisan's and Artisan.com's principal executive offices is Dean House, Sovereign Court, Ermine Business Park, Huntington, Cambridgeshire PE29 6XU. The address of Griffin's principal executive offices is 140 Broadway, 29th Floor, New York, New York 10005. Attached hereto as Annex A is the business address of Stephen Dean and of each Controlling Person.

      (c) Attached hereto as Annex A is Stephen Dean's and each Controlling Person's principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (d) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                              (Page 6 of 60 Pages)

      (f) Attached hereto as Annex A is the citizenship of Stephen Dean and of each Controlling Person.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ARTISAN.COM LIMITED

Pursuant to a Subscription Agreement (the "Subscription Agreement") dated as of June 26, 2001 by and between Artisan.com and the Issuer, Artisan.com agreed to subscribe for and purchase 900,000 shares of Common Stock from the Issuer for a total purchase price of $900,000. The parties completed this transaction on June 27, 2001.

Pursuant to the Subscription Agreement, Artisan.com and the Issuer further agreed that upon the mutual agreement of such parties, Artisan.com may from time to time subscribe for and purchase from the Issuer an additional $1.2 million worth of shares of Common Stock between August 15, 2001 and December 31, 2001 at a price equal to the Market Value of the Common Stock at the time of such subscription. "Market Value" means the average closing market price per share of Common Stock over the five trading days immediately preceding that on which the relevant shares of Common Stock are allotted and issued.

The shares of Common Stock being purchased by Artisan.com pursuant to the Subscription Agreement are being acquired by means of Artisan.com's working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

ARTISAN (UK) PLC

Pursuant to an Agreement (the "Artisan Agreement") dated as of June 26, 2001 between Artisan and the Issuer, Artisan agreed to subscribe for and purchase 850,837 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Issuer having a stated value of $3.00 per share. The parties completed this transaction on June 27, 2001. In consideration for such shares of Preferred Stock, Artisan contributed 63,025,000 ordinary shares of 1p each in the capital of enterpriseAsia.com plc.

Subject to certain limitations discussed in the following sentence, Artisan has the option to convert all or a portion of its shares of Preferred Stock into shares of Common Stock on or after October 1, 2001 at a conversion ratio of one share of Common Stock per share of Preferred Stock (subject to certain customary adjustments). The Issuer is not obligated to issue, in the aggregate, more than 1,221,712 shares of Common Stock (which equals 19.999% of the number of shares of Common Stock outstanding on June 26, 2001) upon (i) conversion of the Preferred Stock and (ii) the issuance of shares of Common Stock pursuant to the Subscription Agreement, if the Issuer has not theretofore received stockholder approval in satisfaction of the requirements of the National Association of Securities Dealers, Inc. (the "NASD") and the Nasdaq Stock Market ("Nasdaq").

In accordance with the terms of the Preferred Stock, Artisan is entitled to the number of votes at any annual or special meeting of the Issuer's stockholders (or in connection with any written consent in lieu of such meeting) equal to the number of full shares of Common Stock into which Artisan's shares of Preferred Stock are then convertible. Pursuant to the Artisan Agreement, Artisan granted the right to exercise such voting rights to Joseph J. Raymond,


                              (Page 7 of 60 Pages)

Sr., the Chairman of the Board of Directors of the Issuer, for a period of three years so long as Mr. Raymond remains in his position as the Chairman of the Board of Directors of the Issuer.

Artisan acquired the Preferred Stock by contributing 63,025,000 ordinary shares of 1p each in the capital of enterpriseAsia.com plc to the Issuer. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock (or any Common Stock issued upon conversion such Preferred Stock).

GRIFFIN SECURITIES, INC.

Pursuant to an Agreement (the "Griffin Agreement" and collectively with the Subscription Agreement and the Artisan Agreement, the "Agreements") dated as of June 26, 2001 between the Issuer and Griffin, the Issuer agreed to issue 608,096 shares of Preferred Stock to Griffin as a finder's fee in connection with the transactions contemplated by the Subscription Agreement and the Artisan Agreement. The parties completed this transaction on June 27, 2001.

The Griffin Agreement further provides that with respect to any future investment transaction or business combination between the Issuer and a third party introduced to the Issuer by Griffin during the twelve months preceding the completion of such transaction, Griffin shall be entitled to receive from the Issuer (i) an amount in cash equal to five percent of the gross investment and
(ii) warrants to purchase an amount of Common Stock equal to five percent of the gross investment.

Subject to certain limitations discussed in the following sentence, Griffin has the option to convert all or a portion of its shares of Preferred Stock into shares of Common Stock on or after October 1, 2001 at a conversion ratio of one share of Common Stock per share of Preferred Stock (subject to certain customary adjustments). The Issuer is not obligated to issue, in the aggregate, more than 1,221,712 shares of Common Stock (which equals 19.999% of the number of shares of Common Stock outstanding on June 26, 2001) upon (i) conversion of the Preferred Stock and (ii) the issuance of shares of Common Stock pursuant to the Subscription Agreement, if the Issuer has not theretofore received stockholder approval in satisfaction of the requirements of the NASD and Nasdaq.

Griffin provided the Issuer with certain services as consideration for the Preferred Stock it acquired from the Issuer. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock (or any Common Stock issued upon conversion such Preferred Stock).

ITEM 4.           PURPOSE OF TRANSACTION.

The shares of Common Stock and Preferred Stock being purchased by the Reporting Persons pursuant to the Agreements are being acquired and held for investment purposes.

      (a) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other


                              (Page 8 of 60 Pages)
acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

      (b) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

      (c) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

      (d) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the board.

      (e) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

      (f) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

      (g) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

      (h) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

      (i) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any action similar to any of those enumerated in this Item 4.

Each Reporting Person retains the right to change its investment intent and to take any other action with respect to the Issuer and its securities which is permitted by law. In the event of a


                              (Page 9 of 60 Pages)
material change in the present plans or intentions of a Reporting Person, such Reporting Person will amend this Schedule 13D to reflect such change as required by law.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

      (a) Pursuant to the Subscription Agreement, on June 27, 2001, Artisan.com subscribed for and purchased 900,000 shares of Common Stock from the Issuer, or approximately 13% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001). The Subscription Agreement further provides that upon the mutual agreement of Artisan.com and the Issuer, Artisan.com may from time to time subscribe for and purchase from the Issuer an additional $1.2 million worth of shares of Common Stock between August 15, 2001 and December 31, 2001 at a price equal to the Market Value of the Common Stock at the time of such subscription.

            Pursuant to the Artisan Agreement, on June 27, 2001, Artisan subscribed for and purchased 850,837 shares of Preferred Stock from the Issuer. Assuming that all such shares of Preferred Stock are converted into Common Stock at a conversion ratio of one share of Common Stock per share of Preferred Stock, Artisan will own 850,837 shares of Common Stock, or approximately 12% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001).

            Pursuant to the Griffin Agreement, on June 27, 2001, the Issuer issued 608,096 shares of Preferred Stock to Griffin. Assuming that all such shares of Preferred Stock are converted into Common Stock at a conversion ratio of one share of Common Stock per share of Preferred Stock, Griffin will own 608,096 shares of Common Stock, or approximately 9% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001).

            Except for the transactions contemplated by the Agreements, to the best of each Reporting Person's knowledge, none of the Controlling Persons beneficially own any shares of Common Stock.

      (b) Artisan.com has the sole power to vote or direct the vote, and dispose or direct the disposition, of 900,000 shares of Common Stock. Artisan.com will have the sole power to vote or direct the vote, and dispose or direct the disposition, of any additional shares of Common Stock acquired pursuant to the Subscription Agreement.

            Pursuant to the Artisan Agreement, Artisan granted the right to exercise the voting rights associated with 850,837 shares of Preferred Stock (including any shares Common Stock issued upon conversion of such Preferred Stock) to Joseph J. Raymond, Sr., the Chairman of the Board of Directors of the Issuer, for a period of three years so long as Mr. Raymond remains in his position as the Chairman of the Board of Directors of the Issuer. Artisan has the sole power to dispose or direct the disposition of 850,837 shares of Preferred Stock (including any shares Common Stock issued upon conversion of such Preferred Stock).

            Griffin has the sole power to vote or direct the vote, and dispose or direct the disposition, of 608,096 shares of Preferred Stock (including any shares Common Stock issued upon conversion of such Preferred Stock).

      (c) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the


                             (Page 10 of 60 Pages)

Controlling Persons have effected any transactions in the Common Stock or the Preferred Stock during the last sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock or Preferred Stock beneficially owned by the Reporting Persons.

      (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Artisan.com is a wholly-owned direct subsidiary of Artisan. Stephen Dean is the Chairman and a significant shareholder of Artisan and Cater Barnard plc, which indirectly owns approximately 36% of Griffin. In addition, Mr. Dean is a director of Griffin. Apart from such relationships, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A - Subscription Agreement

Exhibit B - Artisan Agreement

Exhibit C - Griffin Agreement



                             (Page 11 of 60 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 12, 2001

                                          ARTISAN (UK) PLC


                                          By: /s/ C. P. Musselle
                                             --------------------------
                                             Name: C. P. Musselle
                                             Title: Director

                                          ARTISAN.COM LIMITED

                                          By: Artisan (UK) plc, as director



                                          By: /s/ C. P. Musselle
                                             --------------------------
                                             Name: C. P. Musselle
                                             Title: Director

                                          GRIFFIN SECURITIES, INC.



                                          By: /s/ Adrian Z. Stecyk
                                             --------------------------
                                             Name: Adrian Z. Stecyk
                                             Title: President



                                          /s/ Stephen Dean
                                          --------------------------
                                          STEPHEN DEAN



                             (Page 12 of 60 Pages)

                             ANNEX A TO SCHEDULE 13D


-------------------------------------------------------------------------------------------------------------------------
         NAME            BUSINESS ADDRESS    PRINCIPAL OCCUPATION      NAME, PRINCIPAL              CITIZENSHIP
                                                 OR EMPLOYMENT      BUSINESS AND ADDRESS
                                                                         OF EMPLOYER

-------------------------------------------------------------------------------------------------------------------------
Stephen Dean           Artisan (UK) plc      Chairman of Artisan   Artisan (UK) plc          United Kingdom
                       Dean House            (UK) plc              Dean House
                       Sovereign Court                             Sovereign Court
                       Ermine Business Park                        Ermine Business Park
                       Huntington,                                 Huntington,
                       Cambridgeshire PE29                         Cambridgeshire PE29
                       6XU, England                                6XU, England

-------------------------------------------------------------------------------------------------------------------------
Chris Musselle         Artisan (UK) plc      Finance Director and  Artisan (UK) plc          United Kingdom
                       Dean House            Director of Artisan   Dean House
                       Sovereign Court       (UK) plc              Sovereign Court
                       Ermine Business Park                        Ermine Business Park
                       Huntington,                                 Huntington,
                       Cambridgeshire PE29                         Cambridgeshire PE29
                       6XU, England                                6XU, England

-------------------------------------------------------------------------------------------------------------------------
Martyn Freeman         Artisan (UK) plc      Operations Director   Artisan (UK) plc          United Kingdom
                       Dean House            - Developments of     Dean House
                       Sovereign Court       Artisan (UK) plc and  Sovereign Court
                       Ermine Business Park  Director of each of   Ermine Business Park
                       Huntington,           Artisan (UK) plc and  Huntington,
                       Cambridgeshire PE29   Artisan.com Limited   Cambridgeshire PE29
                       6XU, England                                6XU, England

-------------------------------------------------------------------------------------------------------------------------
Alan Brookes           Artisan (UK) plc      Operations Director   Artisan (UK) plc          United Kingdom
                       Dean House            - Contracting and     Dean House
                       Sovereign Court       Director of Artisan   Sovereign Court
                       Ermine Business Park  (UK) plc              Ermine Business Park
                       Huntington,                                 Huntington,
                       Cambridgeshire PE29                         Cambridgeshire PE29
                       6XU, England                                6XU, England

-------------------------------------------------------------------------------------------------------------------------
Norman Sauders         Artisan (UK) plc      Director of Artisan   Artisan (UK) plc          United Kingdom
                       Dean House            (UK) plc              Dean House
                       Sovereign Court                             Sovereign Court
                       Ermine Business Park                        Ermine Business Park
                       Huntington,                                 Huntington,
                       Cambridgeshire PE29                         Cambridgeshire PE29
                       6XU, England                                6XU, England
-------------------------------------------------------------------------------------------------------------------------


                             (Page 13 of 60 Pages)

-------------------------------------------------------------------------------------------------------------------------
Adrian Stecyk          Griffin Securities,   President and Chief   Griffin Securities,       United States
                       Inc.                  Executive Officer of  Inc.
                       140 Broadway          Griffin Securities,   140 Broadway
                       29th Floor            Inc. and Director of  29th Floor
                       New York, New York    Griffin Securities,   New York, New York
                       10005                 Inc.                  10005

-------------------------------------------------------------------------------------------------------------------------
Chrystyna Bedrij       Griffin Securities,   Vice President and    Griffin Securities,       United States
                       Inc.                  Chief Investment      Inc.
                       140 Broadway          Officer of Griffin    140 Broadway
                       29th Floor            Securities, Inc. and  29th Floor
                       New York, New York    Director of Griffin   New York, New York
                       10005                 Securities, Inc.      10005

-------------------------------------------------------------------------------------------------------------------------






                             (Page 14 of 60 Pages)

                                                                       EXHIBIT A

                                    JUNE 2001

                   (1)       STRATUS SERVICES GROUP, INC



                   (2)       ARTISAN.COM LIMITED






                             SUBSCRIPTION AGREEMENT









                                     [LOGO]
                                LAWRENCE GRAHAM
                                   190 Strand
                                 London WC2R 1JN
                               Tel: 020 7379 0000
                               Fax: 020 7379 6854





                             (Page 15 of 60 Pages)

                                    CONTENTS

CLAUSE                                                                    PAGE

1.        DEFINITIONS AND INTERPRETATION                                     1

2.        CONDITIONS PRECEDENT                                               2

3.        FIRST SUBSCRIPTION                                                 2

4.        SECOND SUBSCRIPTION                                                3

5.        WARRANTIES                                                         3

6.        APPLICATION                                                        3

7.        REGISTRATION RIGHTS                                                3

8.        FURTHER ASSURANCE                                                  4

9.        ENTIRE AGREEMENT                                                   4

10.       SEVERABILITY                                                       4

11.       WAIVER                                                             5

12.       VARIATION                                                          5

13.       NO PARTNERSHIP                                                     5

14.       CONFIDENTIALITY                                                    5

15.       ANNOUNCEMENTS                                                      7

16.       ASSIGNMENT                                                         7

17.       NOTICES                                                            8

18.       AGENT FOR SERVICE                                                  9

19.       COSTS AND EXPENSES                                                10

20.       TIME OF THE ESSENCE                                               10

21.       RIGHTS OF THIRD PARTIES (EXCLUDING)                               10

22.       GOVERNING LAW AND JURISDICTION                                    10

SCHEDULE 1 - WARRANTIES                                                     12

SCHEDULE 2 - REGISTRATION RIGHTS                                            23






                             (Page 16 of 60 Pages)

THIS AGREEMENT is made on                             2001

BETWEEN:

(1) STRATUS SERVICES GROUP, INC whose principal office is at 550 Craig Road, Suite 201 Manalapan, New Jersey 07726 ("Stratus");

(2) ARTISAN.COM LIMITED whose registered office is at Dean House, Sovereign Court, Ermine Business Park, Huntington, Cambs PE28 6XU ("Artisan")


RECITALS:-

(A) Stratus wishes to raise up to US$2.1 million of additional equity capital to finance the repayment of US$2.1 million nominal of its 6% Convertible Debenture dated December 4, 2000.

(B) Artisan wishes to subscribe up to US$2.1 million for equity share capital of Stratus on the terms set out below.


IT IS AGREED as follows:-

1.        DEFINITIONS AND INTERPRETATION

1.1 In this agreement the following words and expressions shall respectively have the following meanings:-

          Market Value            The average closing market price per
                                  Stratus share over the five trading days immediately preceding that on which the relevant Stratus shares are allotted and issued.

          Stratus Shares          Shares of common stock of Stratus of US$0.01
                                  par value.

1.2 References herein to the masculine gender, to an individual and to the singular number shall include references to the feminine gender, to a corporation and to the plural number respectively.


                             (Page 17 of 60 Pages)

1.3 References to Clauses and Schedules are references respectively to Clauses of and Schedules to this Agreement. References to paragraphs are (unless otherwise stated) to paragraphs of the Clause in which the references appears.

1.4 Words and phrases defined in the Companies Act 1985 shall (unless the context otherwise requires) have the same meanings herein.

1.5 The Schedules hereto shall form part of this Agreement as if the contents thereof were expressly set out herein.

1.6 The headings in this Agreement and the Schedules hereto have been inserted for convenience only and shall not affect its interpretation or construction in any way.

1.7 Where any provision of the Articles conflicts with the provisions hereof, the parties hereby agree that the provisions hereof shall prevail, to the intent that they shall if necessary in any case procure the amendment of the Articles to the extent required to enable the Company to be administered as provided herein

2.        CONDITIONS PRECEDENT

          This agreement is conditional on Stratus delivering to Artisan:

2.1 an opinion signed by Counsel satisfactory to Artisan and in a form satisfactory to Artisan as to the due incorporation, good standing and such other matters relating to Stratus and the due execution of this Agreement and the due authorisation and valid issue of the Stratus Shares as Artisan may require, including that registration under the 1933 Act is not required;

2.2 certified copies of the constitutional documents of Stratus and of the documents constituting its 6% Convertible Debenture dated December 4, 2000

2.3 a certified copy of the minutes of the meeting of the Board of Stratus approving this Agreement.


                             (Page 18 of 60 Pages)

          If this condition shall not be satisfied on the date hereof (or such later date if any as the parties may agree) this agreement shall be void ab initio and neither party shall have any liability under it.

3.        FIRST SUBSCRIPTION

          Subject to the satisfaction of the condition precedent mentioned in clause 2 above Stratus shall issue and deliver 900,000 Stratus Shares to Artisan at a subscription price of US$1.00 per share and shall procure the preparation and delivery to Artisan of a certificate in respect of such shares against payment by Artisan of the sum of US$900,000 by telegraphic transfer to Mellon Bank Pittsburgh, PA 15258-0001 ABA Routing # 0430-00261; Credit to Merrill Lynch Denver Service Center Account # 1011730 FBO: Stratus Services Group, Inc. Account # 721-07H03.

4.        SECOND SUBSCRIPTION

          Subject to the satisfaction of the condition precedent referred to in clause 2 above on such date (if any) as Stratus and Artisan shall mutually determine (being not earlier than 15 August 2001 and not later than 31 December 2001) Stratus, upon the mutual agreement of Stratus and Artisan, may elect to procure that a meeting of its board of directors shall be held at which there shall be allotted and issued to Artisan a number of Stratus Shares (mutually determined by Stratus and Artisan) for subscription at Market Value, the aggregate Market Value of all of such shares not exceeding US$1.2 million.

5.        WARRANTIES AND UNDERTAKINGS

5.1 In consideration of Artisan agreeing to subscribe for the Stratus Shares under this agreement, Stratus represents warrants and undertakes to Artisan, in the terms of the representations, warranties and undertakings set out in Part 2 of Schedule 1 to this agreement ("the Warranties") and so that the rights and remedies of Artisan in respect of the Warranties shall continue to subsist notwithstanding completion of the subscription for the Stratus Shares under this agreement.

5.2       Artisan makes the representations set out in Part 3 of Schedule 1.


                             (Page 19 of 60 Pages)

5.3 Stratus shall give Artisan notice of each meeting of its Board of Directors, or any committee thereof, and shall provide copies of all materials provided to the directors in connection with such meetings; and Artisan shall be entitled to have one individual attend such meetings as an observer.

6.        APPLICATION

          Stratus hereby undertakes to Artisan that the majority of the subscription monies in respect of the Stratus Shares payable hereunder shall be applied in or towards the repayment of the "December 4, 2000 6% Convertible Debenture".

7.        REGISTRATION RIGHTS

          Artisan and it successors in title to the Stratus Shares subscribed by it under this Agreement shall be entitled to the registration rights set out in Schedule 2 to this Agreement.

8.        FURTHER ASSURANCE

          Each party agrees to execute and deliver to the others or do as appropriate all such other documents, assurances and acts as may be reasonably necessary or desirable to fulfil the provisions of this Agreement or to carry into effect the intentions of the parties as expressed herein.

9.        ENTIRE AGREEMENT

          This Agreement constitutes the entire agreement between the parties with respect to its subject matter. It supersedes all previous agreements and understandings between the parties and each party acknowledges that, in entering into this Agreement, it does not do so on the basis of or in reliance upon any representations, promises, undertakings, warranties or other statements (whether written or oral) of any nature whatsoever except as expressly provided in this Agreement and accordingly all conditions, warranties or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law.


                             (Page 20 of 60 Pages)

10.       SEVERABILITY

10.1 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:-

10.1.1 the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

10.1.2 the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

10.2 Without prejudice to Clause 10.1, should any competent authority or court indicate that this Agreement will only be exempt from, or fall outside the scope of, any applicable laws or regulations if it is amended in certain respects or any provision of this Agreement be discovered or declared (whether formally or informally) by any competent authority or court to be legally void or unenforceable in whole or in part, then the parties shall meet with a view to reaching agreement upon amendments that are acceptable to the competent authority or court and most nearly achieve the object of the objectionable, allegedly void or unenforceable provision and upon such other amendments as may be appropriate, having regard to the changed nature of the Agreement.

11.       WAIVER

11.1 No delay, omission or forbearance by either party hereunder to exercise or enforce any right, power or remedy arising under or in connection with this Agreement shall operate as a waiver of that or any other right, power or remedy, and any single or partial exercise or enforcement thereof shall not preclude any other or further exercise or enforcement thereof or the exercise or enforcement of any right, power or other remedy.

11.2 A waiver of a breach of or default under any of the terms of this Agreement does not constitute a waiver of any other breach or default and shall not affect the other terms of this Agreement.


                             (Page 21 of 60 Pages)

11.3 A waiver of a breach of or default under any of the terms of this Agreement will not prevent a party from subsequently requiring compliance with the waived obligation in respect of that breach or continued default.

11.4 The rights, powers and remedies provided in this Agreement are cumulative and (subject as otherwise provided in this Agreement) are not exclusive of any right, power or remedy provided by law or by any other agreement or document.

12.       VARIATION

          This Agreement may not be released, discharged, supplemented, amended, varied or modified except by an instrument in writing signed by a duly authorised representative of each of the parties hereto.

13.       NO PARTNERSHIP

          It is acknowledged and agreed by each of the parties that neither the entry into nor the performance of the terms of this Agreement constitutes or shall constitute a partnership or joint venture between the parties.

14.       CONFIDENTIALITY

14.1 Each party undertakes to the other to keep secret and confidential all information (whether written, pictorial, in machine readable form or oral) and in whatever form received during the continuance of this Agreement or obtained as a result of entering into or performing this Agreement concerning the business or affairs of the other party including without limitation:

14.1.1 non-public information concerning the trade secrets, customers, suppliers or business associations of the other party; and


                             (Page 22 of 60 Pages)

14.1.2 non-public information concerning the financial, operational, technical or commercial affairs of the other party all of which shall be the "Confidential Information".

14.2 Each party undertakes to the other not to use the Confidential Information of the other party except for the purposes of this Agreement and shall not (without the prior written consent of the other party) disclose the same to any person save to the extent necessary for the performance of this Agreement and except to the extent that such information:-

14.2.1    is required to be disclosed by the law of any relevant jurisdiction;

14.2.2 is required to be disclosed by any securities exchange or regulatory or governmental body to which either party is subject or submits, wherever situated, including (without limitation) the London Stock Exchange, the Financial Services Authority and the Panel on Takeovers and Mergers whether or not the requirement for information has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement provided that, in any event, any such announcement shall be made only after notice to the other party;

14.2.3    is trivial or obvious;

14.2.4 is already in the public domain at the time of disclosure or thereafter shall fall into the public domain other than as a result of breach of this clause; or

14.2.5 is already in the disclosing party's possession (as evidenced by written records) otherwise than as a result of a breach of this clause; or

14.2.6 becomes known to the disclosing party from a source other than the other party otherwise than as a result of a breach of this clause;

14.2.7 was disclosed after the express prior written approval of the party to whom such information belongs and in any event subject to the disclosing party having notified the other in writing prior to making such disclosure.


                             (Page 23 of 60 Pages)

14.3 Each of the parties undertakes to the other to take all such steps as shall from time to time be necessary to ensure compliance with the provisions of this clause 14 by its Group Companies, employees, agents and sub-contractors.

14.4 Notwithstanding anything contained elsewhere in this Agreement, the provisions of this clause 14 shall survive the termination or expiry of this Agreement.

15.       ANNOUNCEMENTS

15.1 Save as provided below, no public statement or announcement (or any statement or disclosure to any public or regulatory body or any other body which has an obligation to or which is likely to make public any such statement or disclosure) concerning the fact or subject matter of this Agreement or any ancillary matter shall be made by any party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

15.2 Any party may make an announcement concerning the subject matter of this Agreement or any ancillary matter if required by:

15.2.1    the law of any relevant jurisdiction;

15.2.2 any securities, exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (without limitation) NASDAQ, the London Stock Exchange, the Financial Services Authority and the Panel on Takeovers and Mergers, whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement provided that, in any event, any such announcement shall be made only after notice to the other party.

16.       ASSIGNMENT

16.1 Except as specifically provided in paragraph 7.4 of Schedule 2 to this Agreement Stratus may not without the prior written consent of Artisan assign or in any way dispose of to any third party its rights under this Agreement. Artisan may assign any


                             (Page 24 of 60 Pages)
          of its rights to any person to whom or which it is transferring any of the Stratus Shares.

16.2 The assigning party shall promptly give notice to the other party of any permitted assignment under sub-clause 16.1 above and any purported assignment shall not be valid unless the assignee agrees in writing to be bound by the provisions of this Agreement.

17.       NOTICES

17.1 Any notice to be given hereunder shall be in writing (other than writing on the screen of a visual display unit or other similar device which shall not be treated as writing for the purposes of this clause unless receipt of the relevant communication is acknowledged by the relevant party either by electronic mail or by other written means) and delivered by hand or by pre-paid first class post or by facsimile letter or by electronic mail letter (and notices sent by facsimile or by electronic mail shall be confirmed immediately by pre-paid first class post) addressed and sent to the party to be served at the addresses provided in sub-clause 17.3.

17.2 Notices addressed as provided in sub-clause 17.3 shall be deemed to have been duly served:-

17.2.1 if sent by personal delivery, upon delivery at the address of the relevant party;

17.2.2 if sent by first class post, two business days after the date of posting if posted in the country of destination otherwise after seven days;

17.2.3 if sent by facsimile, when despatched provided that if any such notice would otherwise be deemed to be served outside working hours, such notice shall be deemed to be served at the start of working hours on the next business day; and

17.2.4 if sent by electronic mail, when receipt of the notice is acknowledged in accordance with Clause 17.1.

17.3 The relevant addressee, address, electronic mail address and facsimile number of each party for the purpose of this Agreement are:-



                             (Page 25 of 60 Pages)


          NAME OF PARTY        ADDRESS AND E-MAIL ADDRESS          FACSIMILE NUMBER
          -------------        --------------------------          ----------------

          Stratus Services     500 Craig Road,                     +1 732 294 1133
          Group, Inc.          Suite 201 Manalapan,
                               New Jersey,
                               USA 07726

                               Jtoddraymond@stratusservices.com;
                               Joeraymond@stratusservices.com;

          Artisan.com Limited  Dean House                          +44(0)1480-436-231
                               Sovereign Court
                               Ermine Business Park
                               Huntington, Cambs
                               PE28 6XY

          or such other address as any party may have previously notified to the other.

18.       AGENT FOR SERVICE

18.1 Stratus irrevocably agrees that any notice or process may be sufficiently and effectively served on it by service on its agent ___________________, if no replacement agent has been appointed and notified to the other party pursuant to Clause 18.5, or on the replacement agent if one has been appointed and notified to Artisan.

18.2 The relevant addressee, address, electronic mail address and facsimile number of _______________________ for the purpose of this Clause 18 are:-

          NAME OF PARTY        ADDRESS [AND E-MAIL        FACSIMILE NUMBER
                               ADDRESS]



18.3 Any notice or process served on ___________________ in accordance with this Clause 18 shall be deemed to have been duly served on Stratus according to the same times as those specified in Clause 17.2 above.


                             (Page 26 of 60 Pages)

18.4 A copy of any notice or process served on an agent pursuant to this Clause 18 shall be sent by post to Stratus at its address for the time being for the service of notices under Clause 17, but no failure or delay in so doing shall prejudice the effectiveness of service of the relevant notice or process in accordance with Clause 18.1 above.

18.5 If the agent referred to in Clause 18.1 (or any replacement agent appointed pursuant to this Clause 18.5) at any time ceases for any reason to act as such, Stratus shall appoint a replacement agent to accept service having an address for service in England and Wales and shall notify Artisan of the name and address of the replacement agent. Failing any such appointment and notification, Artisan shall be entitled by notice to Stratus to appoint such replacement agent to act on Stratus' behalf.

19.       COSTS AND EXPENSES

          Save as otherwise stated in any other provision of this Agreement, each party shall bear its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and all other documents referred to in it.

20.       TIME OF THE ESSENCE

          It is agreed that time is of the essence of this Agreement with regard to the performance by Stratus of its obligations under this Agreement.

21.       RIGHTS OF THIRD PARTIES (EXCLUDING)

21.1 No person who is not a party to this Agreement shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

21.2 Nothing contained in Clause 21.1 shall affect any right or remedy of any third party which exists or is available other than under the Contracts (Rights of Third Parties) Act 1999.


                             (Page 27 of 60 Pages)

22.       GOVERNING LAW AND JURISDICTION

22.1 This Agreement is governed by and shall be construed in accordance with English law.

22.2 The courts of England have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement (respectively, "Proceedings" and "Disputes") and, for these purposes, each party hereby irrevocably submits to the jurisdiction of the courts of England.

22.3 Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum.

22.4 Process by which any Proceedings are begun in England may be served in accordance with Clauses 17 and 18, provided that nothing contained in this sub-clause affects the right to serve process in another manner permitted by law.



                             (Page 28 of 60 Pages)

The common seal of                              )
STRATUS SERVICES GROUP, INC                     )
was hereunto affixed presence of                )


 ....................................
Joseph J. Raymond, Sr.
Chairman and Chief Executive Officer

 ....................................
J. Todd Raymond, Esq.
Secretary and General Counsel

Executed and delivered as a deed by             )
ARTISAN PLC                                     )
Acting by two directors/ a director and the     )
Secretary                                       )


 ....................................
Director

 ....................................
Director/Secretary





                             (Page 29 of 60 Pages)

                                   SCHEDULE 1

                                   WARRANTIES

                                     PART 1


DEFINITIONS

          As used in this Schedule 1, all capitalized terms not otherwise defined in this Agreement shall have the following meanings:

          "Affiliate"                 means, as applied to any Person, (a) any
                                      other Person directly or indirectly
                                      controlling, controlled by or under common control with, that Person, (b) any other
                                      Person that owns or controls (i) 10% or
                                      more of any class of equity securities of that Person or any of its Affiliates or
                                      (ii) 10% or more of any class of equity
                                      securities (including any equity
                                      securities issuable upon the exercise of any option or convertible security) of that Person or any of its Affiliates, or
                                      (c) any director, partner, member,
                                      officer, manager, agent, employee or
                                      relative of such Person. For the purposes of this definition, "control" (including with correlative meanings, the terms
                                      "controlling", "controlled by", and "under common control with") as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

          "Contract"                  means any agreement (including licenses
                                      with non-governmental Persons), lease,
                                      evidence of


                             (Page 30 of 60 Pages)
                                      indebtedness, mortgage, indenture,
                                      security agreement or other instrument or contract, whether written or oral.

          "Exchange Act"              means the Securities Exchange Act of 1934,
                                      as amended, and the rules and regulations of the SEC thereunder.

          "Encumbrance"               means any security interest, lien, pledge,
                                      claim, charge, escrow, encumbrance,
                                      option, right of first offer, right of
                                      first refusal, preemptive right, mortgage, indenture, security agreement or other similar agreement, arrangement, contract, commitment, understanding or obligation, whether written or oral and whether or not relating in any way to credit or the borrowing of money.

         "Governmental or Regulatory  means any court, tribunal, arbitrator,
          Authority"                  authority, agency, commission, official
                                      or other instrumentality of the United
                                      States, any foreign country or any
                                      domestic or foreign state, county, city or other political subdivision.

          "Indebtedness"              means (a) all indebtedness of Stratus,
                                      including the principal of, and premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws, whether or not allowable as a claim in such proceeding) on, all indebtedness, whether outstanding currently or hereafter created (i) for borrowed money, (ii) for money borrowed by others and guaranteed, directly or indirectly, by Stratus, (iii) for money borrowed by others for which Stratus provides


                             (Page 31 of 60 Pages)
                                      security, (iv) constituting purchase money indebtedness the payment of which Stratus is directly or contingently liable, (v) constituting reimbursement obligations under bank letters of credit, (vi) under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements intended to protect Stratus against fluctuations in interest or currency exchange rates, (vii) under any lease of any real or personal property, which obligations are capitalised on Stratus's books in accordance with generally accepted accounting principles, or (viii) under any other arrangement under which obligations are recorded as indebtedness on Stratus's books in accordance with generally accepted accounting principles, and (b) any modifications, refundings, deferrals, renewals or extensions of any such Indebtedness, or securities, notes or other evidences of indebtedness issued in exchange for such Indebtedness.

          "Law" or "Laws"             means all laws, statutes, rules,
                                      regulations, ordinances and other
                                      pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

          "Material Adverse Effect"   means a material adverse effect on the
                                      business or financial position of a Person and such Person's subsidiaries, taken as a whole.

          "Nasdaq"                    means the Nasdaq SmallCap Market.


                             (Page 32 of 60 Pages)

          "Person" means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organisation, trust, union, association or Governmental or Regulatory Authority.

          "SEC"                       means the Securities and Exchange
                                      Commission.

          "Securities Act"            means the Securities Act of 1933, as
                                      amended, and the rules and regulations of the SEC thereunder.

          "Transfer"                  means, directly or indirectly, any sale,
                                      transfer, assignment, hypothecation,
                                      pledge or other disposition of any
                                      securities of Stratus or any interests
                                      therein.

                                     PART 2

2.        REPRESENTATIONS AND WARRANTIES OF STRATUS

          Stratus hereby represents and warrants to Artisan that:

2.1       ORGANISATION AND QUALIFICATION.

          Stratus is a corporation duly organised, validly existing and in good standing under the Laws of the State of Delaware. Stratus is duly qualified and is authorised to do business and is in good standing as a foreign corporation in each state or jurisdiction where the nature of its business or the ownership of property make such qualification necessary, except where the failure of Stratus to be so qualified would not have a Material Adverse Effect on Stratus.



                             (Page 33 of 60 Pages)

2.2       AUTHORITY.

          Stratus has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (including the issuance, sale and delivery of the Stratus Shares being sold hereunder). The execution, delivery and performance by Stratus of this Agreement and the consummation by it of the transactions contemplated hereby (including the issuance, sale and delivery of the Stratus Shares being sold hereunder) have been duly and validly authorised by all necessary action by its Board of Directors, and no other action is necessary to authorise the execution, delivery and performance of this Agreement and the consummation by Stratus of the transactions contemplated hereby (including the issuance, sale and delivery of the Stratus Shares being sold hereunder). This Agreement has been duly and validly executed and delivered by Stratus and constitutes a legal, valid and binding obligation of Stratus enforceable against Stratus in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganisation, moratorium or other similar laws relating to the enforcement of creditors' rights generally and by general principles of equity.

2.3       VALID ISSUANCE OF STRATUS SHARES; CAPITALISATION.

          The Stratus Shares that are being purchased by Artisan hereunder, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and under applicable federal and state securities laws. The Stratus Shares that are being purchased by Artisan hereunder will be quoted on Nasdaq or any other securities exchange that the Stratus Shares are then listed upon.

          The authorised capital stock of Stratus consists of 30,000,000 shares, par value $.01 per share, of which 25,000,000 shares are common stock and 5,000,000 shares are preferred stock and may be issued from time to time in one or more


                             (Page 34 of 60 Pages)
          series. As the date of this Agreement, 6,111,619 shares of common stock and no shares of preferred stock are issued and outstanding, and 4,101,206 shares of common stock are reserved for issuance upon the exercise of outstanding warrants and employee stock options and 5,096,180 shares of Common Stock reserved for issuance upon the conversion of the December 4, 2000 6% Convertible Debenture. Except as designated in the prior sentence, there are no rights, subscriptions, warrants, options, conversion rights, calls or other agreements or commitments of any kind outstanding to purchase or otherwise acquire any shares of Stratus's stock, or any other interest or securities or obligations of any kind exchangeable for, or convertible into any shares of stock, of any class of or any other equity interest in Stratus or obligating Stratus to grant, extend or enter into any such agreement or commitment.

2.4       NO CONFLICTS.

          The execution and delivery by Stratus of this Agreement, the performance by Stratus of its obligations under this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Stratus Shares being sold hereunder) do not and will not (i) conflict with, or constitute a default under, any Contract to which Stratus is a party, (ii) result in a violation of Stratus's organiSational documents, or any order, judgment or decree of any court or Governmental or Regulatory Authority having jurisdiction over Stratus or any of its assets or properties or (iii) result in, or require, the creation or imposition of any Encumbrance upon any of the assets or properties of Stratus.

2.5       BROKERS.

          No agent, broker, finder, investment banker, financial advisor or other similar Person will be entitled to any fee, commission or other compensation in connection with the transactions contemplated by this Agreement on the basis of any act or statement made or alleged to have been made by Stratus or any of its Affiliates.


                             (Page 35 of 60 Pages)

2.6       EXEMPTION FROM REGISTRATION.

          Assuming the accuracy on the date hereof and on any other date Artisan purchases Stratus Shares under this Agreement of the representations and warranties of the Purchaser set forth in Section 3 of this
          Schedule 1, the issuance and sale of the Stratus Shares will be exempt from the registration requirements of the Securities Act.

2.7       LITIGATION.

          There are no actions, suits, proceedings or investigations pending, or to the knowledge of Stratus, threatened, against or affecting Stratus, except for those that could not reasonably be expected to have either individually or in the aggregate a Material Adverse Effect on Stratus. Stratus is not in default with respect to any order, writ, injunction, judgment, decree or rule of any Governmental or Regulatory Authority, except for such defaults that could not reasonably be expected to have either individually or in the aggregate a Material Adverse Effect on Stratus.

2.8       NO DEFAULTS.

          Stratus is not in default, and no event has occurred and no condition exists which constitutes, or which with the passage of time or the giving of notice or both would constitute, a default in the payment of any material Indebtedness.

2.9       SEC REPORTS AND FINANCIAL STATEMENTS.

          (a) Stratus has filed all forms, reports and documents required to be filed by it pursuant to Section 13 or Section 15(d) of the Exchange Act within the last 12 months on a timely basis or has received a valid extension of time for filing. Stratus has made available to the Purchaser Stratus's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and its Quarterly Reports on Form 10-Q for the quarters ended December 1, 2000, and March 31, 2001 (the "SEC Reports"). Each SEC Report complied as to form in all material respects with the rules and regulations of the SEC under the Exchange Act on the date of filing and


                             (Page 36 of 60 Pages)
                    as of such date (or if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) (the "Financial Statements") contained in the SEC Report (i) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be expressly described in the notes thereto) and (ii) fairly presents in all material respects the consolidated financial position of Stratus as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated.

2.10      EVENTS SUBSEQUENT TO THE DATE OF THE LAST FINANCIAL STATEMENT.

          Since March 31, 2001 (the "Financial Statements Date"), Stratus has not (i) sold, assigned, transferred or granted any exclusive license with respect to any patent, trademark, trade name, service mark, copyright, trade secret or other intangible asset necessary for the operation of Stratus's business substantially as now conducted, (ii) suffered any loss of property that had a Material Adverse Effect on Stratus or waived any right of substantial value to Stratus other than in the ordinary course of business or (iii) entered into any commitment, obligation, understanding or other arrangement, contingent or otherwise, to effect, directly or indirectly, any of the foregoing. Since the Financial Statements Date, no events have occurred which individually or collectively have had a Material Adverse Effect on Stratus.

2.11      ABSENCE OF UNDISCLOSED LIABILITIES.

          Since the Financial Statements Date, Stratus has not had any loss contingency (as defined in Statement of Financial Accounting Standards No. 5), whether matured or unmatured, fixed or contingent, that could have a Material Adverse Effect on


                             (Page 37 of 60 Pages)

          Stratus, except (i) obligations to perform under commitments or other obligations incurred in the ordinary course of business and (ii) tax and related liabilities.

2.12      TITLE TO ASSETS, PROPERTIES AND RIGHTS.

          Stratus has good and marketable title (or a valid leasehold interest) to all of the assets (whether real, personal or mixed) necessary for the conduct of Stratus's business substantially as now conducted, free and clear of all Encumbrances, except for (i) liens for current taxes, assessments and other governmental charges not yet due and payable for which reserves have been established as required by generally accepted accounting principles; (ii) easements, covenants, conditions and restrictions (whether or not of record) as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of Stratus's business; (iii) any Zoning or other governmentally established restrictions or encumbrances; (iv) workers or unemployment compensation liens arising in the ordinary course of business; or (v) mechanic's, materialman's, supplier's, vendor's or similar liens arising in the ordinary course of business securing amounts which are not delinquent. (The matters set forth in the foregoing clauses (i) through (v) being referred to herein as the "Permitted Encumbrances"). Such assets are in such operating condition and repair as is suitable for the uses for which they are used in Stratus's business, are not subject to any condition which materially interferes with the use thereof by Stratus, and constitute all assets, properties, interests in properties and rights necessary to permit Stratus to carry on its business after the date of this Agreement substantially as conducted by Stratus prior thereto.

2.13      PATENTS, TRADEMARKS, COPYRIGHTS AND LICENSES.

          Stratus (i) owns or possesses all the patents, trademarks, service marks, trade names, copyrights and licenses therefor necessary for the conduct of Stratus's business substantially as now conducted without any known conflict with the rights of others that are likely to have a Material Adverse Effect on Stratus and (ii) has allocated or licensed all such patents, trademarks, service marks, trade names,


                             (Page 38 of 60 Pages)
          copyrights and licenses to Stratus for use by Stratus in its business. To the best knowledge of Stratus, Stratus has not interfered with, infringed upon or misappropriated any intellectual property rights of any Person or committed any acts of unfair competition with respect to the operation of Stratus's business, and Stratus has not received from any Person in the past five years (or since its inception, if shorter) any notice, charge, complaint, claim or assertion thereof, and no such claim is impliedly threatened by an offer to license from another Person under a claim of use. No activity, service or procedure currently conducted by Stratus violates in any material respect any Contract of Stratus with any third Person relating to any intellectual property rights.

2.14      GOVERNMENTAL CONSENTS.

          Stratus has, and is in good standing with respect to, all governmental consents, approvals, licenses, authoriSations, permits, certificates, inspections and franchises necessary to continue to conduct Stratus's business substantially as now conducted and to own or lease and operate the assets and properties necessary for the conduct by Stratus of its business substantially as now conducted except for such failures that could not reasonably be expected to have either individually or in the aggregate a Material Adverse Effect on Stratus.

2.15      NO CONSENT OR APPROVAL REQUIRED.

          No consent, approval or authoriSation of, or declaration to or filing with, any Person is required by Stratus for the valid authorisation, execution and delivery by Stratus of this Agreement or its consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Stratus Shares being sold hereunder), other than those consents, approvals, authorisations, declarations or filings which have been obtained or made, as the case may be, required filings with the SEC and Nasdaq, and that the failure to obtain or make would not have a Material Adverse Effect on Stratus.


                             (Page 39 of 60 Pages)

2.16      COMPLIANCE WITH LAWS.

          Stratus has duly complied with, and the assets and properties, business operations and leaseholds used in connection with the business of Stratus are in compliance with, the provisions of all laws applicable to Stratus, its assets and properties or the conduct of its business and there have been no citations, notices or orders of non-compliance issued to Stratus under any such law, rule or regulation, except for such non-compliance which could not reasonably be expected to have either individually or in the aggregate a Material Adverse Effect on Stratus.

2.17      LABOUR RELATIONS.

          Stratus's employees are not subject to any collective bargaining agreement. There are no material grievances, disputes or controversies with any union or any other organisation of Stratus's employees, or threats of strikes, work stoppages or any asserted pending demands for collective bargaining by any union or organisation, that could have a Material Adverse Effect on Stratus.

                                     PART 3

REPRESENTATIONS AND WARRANTIES OF ARTISAN

          Artisan hereby represents and warrants to Stratus that:

3.1 Artisan is acquiring the Stratus Shares for its own account as principal, for investment purposes only, and not for or with a view to the resale, distribution or granting of a participation therein, in whole or in part, in violation of the Securities Act.

3.2 Artisan acknowledges its understanding that the offering and sale of the Stratus Shares has not been registered under the Securities Act, on the basis of the exemption in Section 4(2) thereof relating to transactions not involving a public offering, or any state securities laws. Artisan understands that Stratus's reliance on the Section 4(2) exemption is based on the representations herein made by Artisan.


                             (Page 40 of 60 Pages)

          Artisan is an "Accredited Investor" as that term is defined in Regulation D under the Securities Act.

3.3 Artisan acknowledges that it is familiar with the limitations which are imposed by the Securities Act on any Transfer of an interest in the Stratus Shares. Artisan understands and acknowledges that it may have to bear the economic risk of its investment in the Stratus Shares for an indefinite period of time unless the Stratus Shares are subsequently registered under the Securities Act or an exemption therefrom is available. Artisan hereby agrees that the Stratus Shares will not be Transferred other than (i) pursuant to a registration under the Securities Act or pursuant to an exemption therefrom and
          (ii) in compliance with any applicable state securities laws.

3.3 Artisan has been given access to all information regarding Stratus and the business, condition and operations of Stratus that Artisan has requested in order to evaluate its investment in the Stratus Shares. Artisan has been given the opportunity to ask questions of, and to receive answers from, representatives of Stratus concerning the terms and conditions of the offering of the Stratus Shares and other matters pertaining to such Artisan's investment in the Stratus Shares.

3.4 Artisan understands that the Stratus Shares will initially bear the following legend:

          "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE OFFERED, SOLD OR TRANSFERRED EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR
          (ii) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER AND UNDER APPLICABLE STATE SECURITIES LAWS AS TO WHICH AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE BEEN DELIVERED TO STRATUS."



                             (Page 41 of 60 Pages)

                                   SCHEDULE 2

                               REGISTRATION RIGHTS

1.    DEFINITIONS

          As used in this Schedule 2, the following terms shall have the following meanings:

          "Common Stock"              shall mean the Company's Common Stock, par
                                      value $0.01 per share.

          "Company"                   shall mean Stratus Services Group, Inc.

          "Investors"                 shall mean Artisan and Griffin Securities
                                      Inc., and each of their affiliates or
                                      permitted transferees who is a subsequent holder of any Registrable Securities.

          "Prospectus"                shall mean the prospectus included in any
                                      Registration Statement, as amended or
                                      supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable
                                      Securities or Additional Registrable
                                      Securities covered by such Registration
                                      Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.


                             (Page 42 of 60 Pages)

         "Register," "registered"     refer to a registration made by preparing
         and "registration"           and filing a registration statement or
                                      similar document in compliance with the
                                      1933 Act (as defined below), and the
                                      declaration or ordering of effectiveness of such registration statement or document.

          "Registrable Securities"    shall mean the Stratus Shares issued and
                                      issuable to the Investors pursuant to this agreement and shares issued to Artisan or Griffin Securities upon the conversion of Preferred Shares held by them, and any other securities issued or issuable with respect to or in exchange for Registrable
                                      Securities.

          "Registration Statement"    shall mean any registration statement of
                                      the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities, pursuant to the provisions of this agreement, amendments and supplements to such Registration
                                      Statement, including post-effective
                                      amendments, all exhibits and all material incorporated by reference in such
                                      Registration Statement.

          "SEC"                       means the U.S. Securities and Exchange
                                      Commission.

          "1933 Act"                  means the Securities Act of 1933, as
                                      amended, and the rules and regulations
                                      promulgated thereunder.

          "1934 Act"                  means the Securities Exchange Act of 1934,
                                      as amended, and the rules and regulations promulgated thereunder.



                             (Page 43 of 60 Pages)

2.        REGISTRATION.

2.1       Registration Statements.

2.1.1     Registrable Securities.

          Promptly on request of either of the Investors (but no later than thirty (30) days after such request), the Company shall prepare and file with the SEC one Registration Statement on Form S-3 (or, if Form S-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of all of the Registrable Securities, subject to the Investors' consent), covering the resale of the Registrable Securities in an amount equal to the number of shares of Common Stock held by the Investors. A second Registration Statement will be filed by Stratus when, and if, necessary to register the maximum number of shares which might be issued pursuant to clause 4 of this agreement. Such Registration Statements also shall cover, to the extent allowable under the 1933 Act and the Rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. No securities held by a third party shall be included in the Registration Statement without the consent of each Investor. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Investors and their counsel prior to its filing or other submission.

2.2       Expenses.

          The Company will pay all expenses associated with registration hereunder, including the Investors' reasonable expenses in connection with the registration but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals.

2.3       Effectiveness.

2.3.1 The Company shall use its best efforts to have each Registration Statement declared effective as soon as practicable. If (A) the Registration Statement covering


                             (Page 44 of 60 Pages)

          Registrable Securities is not declared effective by the SEC within one hundred and twenty (120) days following a request (the "Registration Date"), (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company's failure to update the Registration Statement) but except as excused pursuant to subparagraph (ii) below, or (C) the Common Stock generally or the Registrable Securities specifically are not listed or included for quotation on the American Stock Exchange, the Nasdaq National Market System, the Nasdaq Small Cap Market, or the New York Stock Exchange then the Company will make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 2% of the aggregate amount paid by such Investor to the Company for shares of Common Stock still held by such Investor for any month or pro rata for any portion thereof following the Registration Date during which any of the events described in (A) or (B) or (C) above occurs and is continuing (the "Blackout Period"). Each such payment shall be due and payable within five (5) days of the end of each month (or ending portion thereof) of the Blackout Period. Such payments shall be in partial compensation to the Investors, and shall not constitute the Investors' exclusive remedy for such events. The Blackout Period shall terminate upon (x) the effectiveness of the applicable Registration Statement (or in the case of (B), an amendment) in the case of (A) and (B) above; (y) listing or inclusion of the Common Stock on the American Stock Exchange, the Nasdaq National Market System, the Nasdaq Small Cap Market or the New York Stock Exchange in the case of (C) above; and (z) in the case of the events described in (A) or (B) above, the earlier termination of the Registration Period (as defined in Section 3(a) below). The amounts payable as liquidated damages pursuant to this paragraph shall be payable, at the option of the Investors, in lawful money of the United States or in shares of Common Stock at the Market Value and amounts payable as liquidated damages shall be paid monthly within two (2) business days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period. Amounts payable as liquidated damages hereunder shall cease when an Investor no longer holds Registrable Securities.


                             (Page 45 of 60 Pages)

2.3.2 For not more than ten (10) consecutive trading days or for a total of not more than twenty (20) trading days in any twelve (12) month period, the Company may delay updating the Registration Statement to disclose material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company (an "Allowed Delay"); provided, that the Company shall promptly (a) notify the Investors in writing of the existence of (but in no event, without the prior written consent of an Investor, shall the Company disclose to such Investor any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, and (b) advise the Investors in writing to cease all sales under the Registration Statement until the end of the Allowed Delay.

3.        COMPANY OBLIGATIONS

          The Company will use its best efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

3.1 use its best efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement, as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities may be sold pursuant to Rule 144(k) (the "Registration Period");

3.2 prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the period specified in Section 3(a) and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all Registrable Securities, Second Closing Registrable Securities and Additional Registrable Securities; provided that, at least five (5) business days prior to the filing of a Registration Statement or Prospectus, or any amendments or supplements thereto, the Company will furnish to the Investors copies of all documents proposed to be filed, which documents will be subject to the comments of the Investors, which must be received within such five (5) business day period;


                             (Page 46 of 60 Pages)

3.3 permit counsel designated by the Investors to review each Registration Statement and all amendments and supplements thereto no fewer than seven (7) days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

3.4 furnish to the Investors and their legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor;

3.5 in the event the Company selects an underwriter for the offering, the Company shall enter into and perform its reasonable obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriter of such offering;

3.6 if required by the underwriter, or if any Investor is described in the Registration Statement as an underwriter, the Company shall furnish, on the effective date of the Registration Statement, on the date that Registrable Securities are delivered to an underwriter, if any, for sale in connection with the Registration Statement and at periodic intervals thereafter from time to time on request, (i) an opinion, dated as of such date, from independent legal counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriter and the Investors and (ii) a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by


                             (Page 47 of 60 Pages)
          independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriter and the Investors;

3.7 make effort to prevent the issuance of any stop order or other suspension of effectiveness and, if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

3.8 furnish to each Investor at least five copies of the Registration Statement and any post-effective amendment thereto, including financial statements and schedules by air mail within two business days of the effective date thereof;

3.9 prior to any public offering of Registrable Securities use its reasonable best efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investor and do any and all other reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement;

3.10 cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

3.11 immediately notify the Investors, at any time when a Prospectus relating to the Registrable Securities is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such holder, promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities such Prospectus shall not include an untrue statement of a material fact or omit to state a


                             (Page 48 of 60 Pages)
          material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

3.12 otherwise use its best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act (for the purpose of this subsection 3(l), "Availability Date" means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter).

4.        DUE DILIGENCE REVIEW; INFORMATION

          The Company shall make available, during normal business hours, for inspection and review by the Investors, advisors to and representatives of the Investors (who may or may not be affiliated with the Investors and who are reasonably acceptable to the Company), any underwriter participating in any disposition of Common Stock on behalf of the Investors pursuant to the Registration Statement or amendments or supplements thereto or any blue sky, NASD or other filing, all financial and other records, all SEC Documents and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company's officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Investors or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Investors and such representatives, advisors and underwriters and their respective


                             (Page 49 of 60 Pages)
          accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of the Registration Statement.

5.        OBLIGATIONS OF THE INVESTORS.

5.1 Each Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least fifteen (15) business days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in the Registration Statement. An Investor shall provide such information to the Company at least five (5) business days prior to the first anticipated filing date of such Registration Statement if such Investor elects to have any of the Registrable Securities included in the Registration Statement.

5.2 Each Investor, by its acceptance of the Registrable Securities, if any, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from the Registration Statement.

5.3 Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event rendering a Registration Statement no longer effective, such Investor will immediately discontinue disposition of Registrable Securities, pursuant to the Registration Statement covering such Registrable Securities until the Investor's receipt of the copies of the supplemented or amended prospectus filed with the SEC and declared effective and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor's possession of the prospectus covering the Registrable Securities current at the time of receipt of such notice.


                             (Page 50 of 60 Pages)

6.        INDEMNIFICATION

6.1       Indemnification by Company.

          The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, the Investors, each of their officers, directors, partners and employees each person who controls the Investors and each underwriter for the Investors (within the meaning of the 1933 Act) against all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorney's fees) and expenses imposed on such person caused by (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or any preliminary prospectus or any amendment or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon any information furnished in writing to the Company by such Investors or such Underwriters as the case may be, expressly for use therein, or (ii) any violation by the Company of any federal, state or common law, rule or regulation applicable to the Company in connection with any Registration Statement, Prospectus or any preliminary prospectus, or any amendment or supplement thereto, and shall reimburse in accordance with subparagraph (c) below, each of the foregoing persons for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claims. Indemnity under this Section 5(a) shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the permitted transfer of the Registrable Securities.

6.2       Indemnification by Holder.

          In connection with any registration pursuant to the terms of this Agreement, each Investor will furnish to the Company in writing such information as the Company reasonably requests concerning the holders of Registrable Securities or the proposed manner of distribution for use in connection with any Registration Statement or Prospectus and agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the


                             (Page 51 of 60 Pages)
          meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney's fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto and that such information was substantially relied upon by the Company in preparation of the Registration Statement or Prospectus or any amendment or supplement thereto. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor and the amount of any damages such holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities, Second Closing Registrable Securities or Additional Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

6.3       Conduct of Indemnification Proceedings.

          Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; PROVIDED that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not


                             (Page 52 of 60 Pages)
          have the right to assume the defense of such claim on behalf of such person); and PROVIDED, FURTHER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

6.4       Contribution.

          If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.



                             (Page 53 of 60 Pages)

7.        MISCELLANEOUS.

7.1       Amendments and Waivers.

          This Agreement may be amended only by a writing signed by the parties hereto. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of each Investor.

7.2       Notices.

          All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement.

7.3       Assignments and Transfers by Investors.

          This Agreement and all the rights and obligations of the Investors hereunder may not be assigned or transferred to any transferee or assignee except to an affiliate or permitted transferee of an Investor who is a subsequent holder of any Registrable Securities, Second Closing Registrable Securities or Additional Registrable Securities.

7.4       Assignments and Transfers by the Company.

          This Agreement may not be assigned by the Company without the prior written consent of each Investor, except that without the prior written consent of the Investors, but after notice duly given, the Company shall assign its rights and delegate its duties hereunder to any successor-in-interest corporation, and such successor-in-interest shall assume such rights and duties, in the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets.

7.5       Benefits of the Agreement.

          The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.


                             (Page 54 of 60 Pages)

          Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Company and the Investors or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except for right to indemnify and as otherwise expressly provided in this Agreement.

7.6       Counterparts.

          This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.7       Titles and Subtitles.

          The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.8       Severability.

          If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms to the fullest extent permitted by law.

7.9       Further Assurances.

          The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfilment of the agreements herein contained.

7.10      Entire Agreement.

          This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and


                             (Page 55 of 60 Pages)
          understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

7.11      Applicable Law.

          The provision of this schedule shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law and the parties hereby submit to the non-exclusive jurisdiction of the courts of England and the courts of New York.



                             (Page 56 of 60 Pages)

                                                                       EXHIBIT B

                                ARTISAN (UK) PLC

                                                                    26 June 2001

Stratus Services Group, Inc
500 Craig Road, Suite 201
Manalapan, NJ 07726
USA

Dear Sirs:

63,025,000 ORDINARY SHARES OF 1P EACH IN THE CAPITAL OF ENTERPRISEASIA.COM PLC ("EPA")

We write to confirm our agreement with you that we will sell and you will purchase 63,025,000 million ordinary shares of 1p each in the capital of EPA, together with all rights attaching to such shares at the date of this letter, for a consideration of 3p per share, which shall be satisfied by the allotment and issue to us, credited as fully paid up, of a total of 850,837 shares of Series A convertible preferred stock of Stratus Services Group, Inc ("Stratus") having an aggregate status value of $2,552,511, the rights and being subject to the restrictions set out in the attachment to this letter.

The said preferred shares will be allotted and issued to us at a meeting of the board of Stratus to be held on or before the date of this letter and a certificate in respect of such shares will be delivered to our agent, Griffin Securities, at its offices at New York not later than 5 p.m. (New York time) on Wednesday 27 June 2001 and, against receipt of such certificate and agreement and the documents referred to in the following paragraph, we will deliver or procure delivery to you of a duly executed stock transfer in respect of the said shares of EPA together with the relative share certificate and the registration rights agreement duly executed on our behalf.

You will use best efforts to obtain stockholder approval of the conversion provisions of the preferred shares in accordance with the rules of the Nasdaq Stock Market ("Stockholder Approval").

We agree that for the period of three years from the date of this letter all voting rights attaching to the said preferred shares shall be exercisable by Mr Joseph J. Raymond, Sr. as our proxy provided that he shall continue during that period to be the Chairman of the Board of Directors of Stratus. Subject to the Stockholder Approval, each preferred share shall be convertible into one Stratus common share and said shares underlying the conversion shall be registered in accordance with "Schedule 2 Registration Rights" of the Subscription Agreement entered into 26 June 2001 between Stratus and Artisan.com Limited. In addition, Sections 5 and 7-22 of the Subscription Agreement are incorporated herein, mutates mutandis. Furthermore, Artisan warrants and represents that it will transfer the EPA shares free and clear of all liens and encumbrances.

Our obligations under this letter shall be conditional on your delivering to us (or to our agent, as above) not later than 5:00pm (New York time) on Wednesday 27 June 2001:


                             (Page 57 of 60 Pages)

1. an opinion signed by Counsel satisfactory to us and in a form satisfactory to us as to the due incorporation, good standing and such other matters relating to Stratus and the due execution of this letter of agreement and the allotment and issue of the preferred convertible shares as we may require;

2. certified copies of the constitutional documents of Stratus and of the documents constituting the preferred convertible shares;

3. a certified copy of the minutes of the meeting of the Board of Stratus approving this letter of agreement;

4.        the duplicate of this letter duly executed on your behalf.



Please confirm your agreement to the above terms by signing and returning to us the enclosed duplicate of this letter, which will then constitute an agreement which will be legally binding on each of us. The agreement is to be in all respects governed by and interpreted in accordance with the laws of England and both you and we agree to the non-exclusive jurisdiction of the Courts of England.

Yours faithfully

ARTISAN (UK) PLC



On duplicate:

We accept and agree to be bound by the terms set out in the letter of which this is a duplicate.

Signed......................................      Dated.........................

Duly authorised for and on behalf of Stratus Services Group, Inc.

Attachments



                             (Page 58 of 60 Pages)

                                                                       EXHIBIT C

                                                                [LOGO]


June 26, 2001



Mr. Joseph J. Raymond
Chairman and Chief Executive Officer
Stratus Services Group, Inc.
500 Craig Road, Suite 201
Manalapan, NJ 07726


Dear Joe,

This letter shall confirm that certain Institutional Clients of Griffin Securities, Inc. ("Griffin") intend to purchase from Stratus Services Group, Inc. ("Stratus" or the "Company") the securities outlined below. It is understood and agreed that the transaction contemplated herein shall be a private placement and is subject to the execution of documents satisfactory to the Institutional Clients, Stratus, and Griffin and their respective legal counsels.

      1. 900,000 shares of Stratus common stock, at US$1.00 per share as the first draw down of a US$2.1 million equity line of credit.

      2. 850,837 shares of Stratus preferred stock, aggregate stated value $2,552,511, in exchange for 63,025,000 shares of an AIM listed company priced at 3 pence. Subject to certain shareholder approval requirements, each preferred share shall be convertible into a share of common stock and pays a 7% coupon.

Upon closing of the above transactions, Stratus shall promptly pay Griffin or its designee 608,096 shares preferred stock, aggregate stated value $1,824,288, as described above.

Stratus shall use best efforts to obtain the approval of its stockholders of the conversion provisions of the preferred stock.

Additional, if we produce an investor or transaction that you would like us to pursue other than the one described above, and from or with whom within twelve months from the date of introduction you accept an investment or complete a transaction with, you agree to pay Griffin at closing, a success fee of five percent (5%) of the gross investment payable in cash and five percent (5%) of the gross investment payable in five year warrants with an exercise price equal to the investor's per share price. If such investment is other than cash or if the transaction involves a business combination, acquisition and/or sale of net operating losses, the gross investment amount will be determined based on fair market value of cash, securities or other considerations received by the Company or its shareholders.

All warrants and common stock issued pursuant to this agreement shall have piggyback registration rights and will include customary adjustments in the event of stock dividends and/or stock splits, reclassifications, reorganizations and/or business combinations involving the Company.


                             (Page 59 of 60 Pages)

It is also agreed that the Company will indemnify and hold Griffin and its officers, directors, shareholders and employees harmless from and against any and all losses, claims, damages, liabilities and expenses, joint and several (including all reasonable fees of counsel and expenses in connection with the preparation for or defense of any claim, action, or proceeding), based on or arising out of Griffin acting on behalf of the Company pursuant to this agreement.

If you are in agreement, kindly indicate by signing and returning this letter, keeping a duplicate for your records.

Yours truly,



GRIFFIN SECURITIES, INC.



Adrian Z. Stecyk
President & CEO



AGREED AND ACCEPTED:

STRATUS SERVICES GROUP, INC.

By:    ________________________________

Title: ________________________________

Date:  ________________________________






                             (Page 60 of 60 Pages)